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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115800

PROSPECTUS

6,959,248 SHARES

Common Stock

        This prospectus relates to the sale, from time to time, by the Avaya Inc. Master Pension Trust (the "Trust") created as a part of, and on behalf of, the Avaya Inc. Pension Plan for Salaried Employees, referred to as the pension plan, of 6,959,248 shares of our common stock, par value $0.01 per share. The shares of our common stock have been issued and contributed by us to the Trust to fund certain of our obligations to the pension plan.

        The shares may be sold, from time to time, in brokerage transactions on the New York Stock Exchange, in privately negotiated transactions or otherwise. These sales may be for negotiated prices or on the open market at prevailing market prices. We will not receive any portion of the proceeds of the sale of the common stock offered by this prospectus and will bear all expenses incident to registration of the common stock. The Trust will be responsible for expenses incurred in selling the shares, which expenses may include, among other things, underwriting discounts, brokerage fees and commissions.

        Our common stock is traded on the New York Stock Exchange under the trading symbol "AV." As of June 9, 2004, the last sale price of our common stock as reported on the New York Stock Exchange was $15.75 per share.

        An investment in our common stock may involve a high degree of risk. See "Risk Factors" beginning on page 2 to read about the risks you should consider before buying our common stock.

        Our principal executive offices are located at 211 Mount Airy Road, Basking Ridge, New Jersey 07920. Our telephone number is (908) 953-6000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2004.

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SUMMARY DESCRIPTION OF AVAYA

        We are a leading provider of communications systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product offerings include:

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  Internet Protocol, or IP, telephony systems that converge voice, data and other traffic across a single unified network;

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  traditional voice communications systems;

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  multi-media, contact center infrastructure and applications in support of customer relationship management;

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  unified communications applications, which include voice and multi-media messaging; and

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  communications appliances, such as telephone sets.

        We offer a broad array of communications systems, applications and services that enable enterprises to communicate with their customers, suppliers, partners and employees through voice, Web, electronic mail, facsimile, Web chat sessions and other forms of communication, across an array of devices. These devices include telephones, computers, cell phones and personal digital assistants.

        We support our broad customer base with comprehensive global service offerings that help our customers plan, design, implement and manage their communications networks. We believe our global service organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts.

        Our broad portfolio of products includes:

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  products we have developed internally;

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  products we have obtained through acquisitions;

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  products and software provided to us by third parties as components of our offerings;

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  products we have developed through our strategic alliances with other technology companies; and

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  products manufactured by third parties which we resell.

        Our products range from systems designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to systems designed for businesses with fewer than ten employees.

        We were incorporated under the laws of the State of Delaware on February 16, 2000, as a wholly owned subsidiary of Lucent Technologies Inc. ("Lucent"). On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its stockholders. We refer to these transactions as the "distribution." Prior to the distribution, we had no material assets or activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us.

        This prospectus contains trademarks, service marks and registered marks of Avaya and its subsidiaries and other companies, as indicated. Unless otherwise provided in this prospectus, trademarks identified by ® and ™ are registered trademarks or trademarks, respectively, of Avaya Inc. or its subsidiaries. All other trademarks are the properties of their respective owners. Liquid Yield Option™ Notes is a trademark of Merrill, Lynch & Co., Inc.

RISK FACTORS

        Set forth below is a detailed discussion of certain of the risks discussed in "Forward-Looking Statements" and other risks affecting our business. The categorization of risks set forth below is meant to help you better understand the risks facing our business and is not intended to limit your consideration of the possible effects of these risks to the listed categories. Any adverse effects related to the risks discussed below may, and likely will, adversely affect many aspects of our business.

        You should carefully consider the risk factors set forth below and in the documents identified under the caption "Where to Find Additional Information Regarding Avaya," as well as the other information appearing in this prospectus and the documents to which we refer you, including those incorporated by reference, before making an investment in our common stock.

Risks Related to Our Common Stock

  A number of shares of our common stock are or will be eligible for future sale, which may cause our stock price to decline.

        Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or warrants to purchase shares of our common stock, or the perception that such sales or exercises might occur, could cause the market price of our common stock to decline. As of March 31, 2004, there were 443,695,799 shares of our common stock outstanding and one of our largest shareholders, Warburg, Pincus Equity Partners L.P. and three affiliated funds, or the Warburg Pincus Funds, beneficially owned approximately 49,098,769, or approximately 10.7%, of our outstanding common stock (assuming full exercise of all 13,879,120 warrants owned by the Warburg Pincus Funds into shares of our common stock). We have filed a registration statement with the Securities and Exchange Commission (the "SEC"), which has been declared effective, allowing for the resale to the public of the common stock and warrants owned by the Warburg Pincus Funds. The Warburg Pincus Funds may, at any time, decide to sell all or a portion of their shares of our common stock or warrants to purchase our common stock.

        Further, as of March 31, 2004, a total of 55,184,474 options to purchase shares of our common stock and restricted stock units were outstanding and held by our employees and non-employee directors. This concentration of stock options and restricted stock units relative to the amount of our common stock outstanding may have a dilutive effect on our earnings per share which could adversely affect the market price of our common stock. From time to time, we will issue additional options and restricted stock units to our employees under our existing plans and under new plans we may adopt.

  Holders of our common stock could experience substantial dilution if we are required to repurchase a significant portion of our LYONs in October 2004 and we elect to pay the purchase price in shares of our common stock.

        Holders of our Liquid Yield OptionTM Notes, or LYONs, may require us to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price per LYON of $542.95, $583.40 and $698.20, respectively. As of March 31, 2004, approximately $549 million aggregate principal amount at maturity of LYONs, having a put value of approximately $298 million as of October 31, 2004, are outstanding. Under the terms of the indenture governing the LYONs, we may, at our option, elect to pay the purchase price in cash or, subject to certain conditions, in shares of our common stock or a combination of cash and common stock. If the trading price of our common stock deteriorates, and we pay a substantial portion of the purchase price of any LYONs that we are required to repurchase in October 2004 in shares of our common stock, holders of common stock may suffer significant dilution.

  As one of our largest stockholders, the Warburg Pincus Funds have significant influence over our affairs and their interests may differ from those of our other stockholders.

        As of March 31, 2004, the Warburg Pincus Funds beneficially owned approximately 49,098,769, or approximately 10.7%, of our outstanding common stock (assuming full exercise of all 13,879,120 warrants owned by the Warburg Pincus Funds into shares of our common stock). Although the Warburg Pincus Funds have agreed to limitations on their right to vote any shares they own in excess of 25.0% of the outstanding shares of our common stock, the Warburg Pincus Funds could exert significant influence over all matters requiring approval by stockholders, including the election or removal of directors and the approval of mergers or other business combination transactions. In addition, the Warburg Pincus Funds have the right to designate an individual for election to our board of directors. Joseph P. Landy is currently the designated director for the Warburg Pincus Funds.

  Our stock price has been and may continue to be volatile and may result in substantial losses for investors.

        The market price of our common stock has been, and is likely to continue to be, volatile. Since January 1, 2003, the market price for our common stock has been as high as $18.36 per share and as low as $2.03 per share. Additionally, the stock market in general has been highly volatile since 2000.

        The trading price of our common stock could be subject to wide fluctuations in response to:

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  our business prospects as perceived by others;

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  variations in our operating results and our achievement of key business targets;

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  changes in securities analysts' recommendations or earnings estimates;

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  differences between our reported results and those expected by investors and securities analysts;

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  announcements of new or discontinued service offerings by us or our competitors;

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  market reaction to any acquisitions, joint ventures or strategic investments or alliances announced by us or our competitors; and

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  general economic or stock market conditions unrelated to our operating performance.

The volatility in our stock price as a result of any of the foregoing factors or other factors may result in substantial losses for investors.

  Our ability to use our tax net operating losses may be limited in the future.

        As of September 30, 2003, the end of our 2003 fiscal year, we had consolidated net operating loss carryforwards, or NOLs, for U.S. federal income tax purposes of approximately $885 million. These NOLs remain subject to examination and adjustment by the Internal Revenue Service. These NOLs generally can be used by us to offset income earned in subsequent taxable years.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an "ownership change" may generally thereafter only utilize its pre-change losses (including certain so-called "built-in" losses that have not yet been recognized for federal income tax purposes) to offset a fixed amount of taxable income. A corporation generally undergoes an ownership change if the percentage of stock of the corporation owned by one or more 5% shareholders has increased by more than 50 percentage points over a three-year period (with certain groups of less-than-5% shareholders treated as a single shareholder for this purpose).

        We have not undergone an ownership change. However, subsequent changes in our stock ownership, depending on the magnitude—including the purchase or sale of our common stock by 5%

shareholders, changes in the indirect beneficial ownership of such stock and issuances or redemptions of common stock by us—could result in an ownership change that would trigger the implementation of limitations under Section 382.

  Anti-takeover provisions of our certificate of incorporation and by-laws, our rights agreement and provisions of Delaware law could delay or prevent a change of control that you may favor.

        Provisions of our certificate of incorporation and by-laws, our rights agreement and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable or may impede the ability of shareholders to change our management. The provisions of our certificate of incorporation and by-laws, among other things:

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  divide our board of directors into three classes, with members of each class elected in staggered three-year terms;

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  limit the right of shareholders to remove directors;

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  regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

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  authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

        These provisions, as well as our rights agreement and provisions of Delaware law, could:

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  have the effect of delaying, deferring or preventing a change of control of Avaya;

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  discourage bids for our common stock at a premium over the market price; or

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  impede the ability of the holders of our common stock to change our management.

Risks Related to Our Revenue and Business Strategy

  Although our revenue increased from the first quarter of fiscal 2004 to the second quarter of fiscal 2004, we did experience significant revenue declines during the past several years and if business capital spending, particularly for enterprise communications products, applications and services, does not improve or deteriorates, our revenue may not grow or may decline, and our operating results may be adversely affected.

        Our revenue for the fiscal years ended September 30, 2001, 2002 and 2003 was $5,473 million, $4,387 million and $3,796 million, respectively. The decline in revenue over this period is attributable to, among other things, declines in the market for our traditional business, enterprise voice communications systems, and the effect of general economic conditions on our customers' willingness to spend on enterprise communications technology during the last several years. The decline in revenue has contributed to our net losses for the fiscal years ended September 30, 2001, 2002 and 2003 of $352 million, $666 million and $88 million, respectively, and our accumulated deficit in the amount of $1,270 million as of September 30, 2003.

        Our revenue for each of the quarters in fiscal 2003 and the first and second quarter of fiscal 2004 was $946 million, $950 million, $929 million, $971 million, $971 million and $1,006 million, respectively. Our revenue for the first six months of fiscal 2004 includes revenue generated by the businesses we acquired from Expanets, Inc. from the date of acquisition on November 25, 2003 until March 31, 2004.

        Our operating results are significantly affected by the impact of economic conditions on the willingness of enterprises to make capital investments, particularly in enterprise communications technology and related services. Although general economic conditions have improved recently and our revenue for the second quarter increased $35 million, or 3.6%, compared to the first quarter of fiscal 2004, we believe that enterprises continue to be concerned about their ability to increase revenues and thereby increase their profitability. Accordingly, they have tried to maintain or improve profitability through cost reduction and reduced capital spending. Because it is not certain whether enterprises will increase spending on enterprise communications technology significantly in the near term, there may be continued pressure on our ability to increase our revenue.

        In addition, because our product sales and sales of maintenance contracts for those products were significantly higher in prior years, the aggregate value of maintenance contracts and the related revenue for our Services segment that are subject to renewal in fiscal 2004 are larger than in prior years. If we are unable to renew a significant portion of these contracts, our revenue will be adversely affected.

        If these or other conditions limit our ability to grow revenue or cause our revenue to decline and we cannot reduce costs on a timely basis or at all, our operating results will be adversely affected.

  Revenue generated by our traditional business, enterprise voice communications systems, has been declining for the last several years and if we do not successfully execute our strategy to expand our sales in market segments with higher growth rates, our revenue and operating results may continue to be adversely affected.

        We have been experiencing declines in revenue from our traditional business, enterprise voice communications systems. We expect, based on various industry reports, the market segments for these traditional systems to continue to decline. We are executing a strategy to capitalize on the higher growth opportunities in our market, including Internet Protocol, or IP, telephony systems that converge voice, data and other traffic across a single network. Many of these products and applications, including IP telephony systems, have not yet been widely adopted by enterprises.

        Increases in revenue from sales of IP telephony systems have not always exceeded the decline in revenue from sales of enterprise voice communications systems in prior quarters. Even if we are successful in increasing our revenue from sales of IP telephony systems, if revenue from sales of enterprise voice communications systems declines faster than revenue from sales of IP telephony systems increases, our overall revenue and operating results may be adversely affected.

        Our traditional enterprise voice communications systems and the advanced communications products and applications described above are a part of our Enterprise Communications Group and Small and Medium Business Solutions segments. If we are unsuccessful in executing our strategy, the contribution to our results from these segments may fail to grow or may decline, reducing our overall operating results and thereby requiring a greater need for external capital resources. Our Services segment may also be adversely affected to the extent that Services revenues are related to sales of these products and applications.

  A key component of our strategy is our focus on the development and marketing of advanced communications products and applications, including IP telephony systems, and this strategy may not be successful or may adversely affect our business.

        We are focused on the development and sales of IP telephony systems and other advanced communications products and applications. In order to execute this strategy successfully, we must continue to:

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  retrain our sales staff and distribution partners to sell new types of products, applications and services and improve our marketing of such products, applications and services;

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  research and develop more IP telephony systems and other products and applications using modes of communications other than voice, which has historically been our core area of expertise;

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  retrain our Services employees to service the new products and applications;

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  develop relationships with new types of distribution partners;

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  make sales to our existing customers that incorporate our advanced communications products, applications and services with and without retaining their existing network infrastructure; and

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  expand our current customer base by selling our advanced communications products, applications and services to enterprises that have not previously purchased our products and applications.

        If we do not successfully execute this strategy, our operating results may be adversely affected. Moreover, even if we successfully address these challenges, our operating results may still be adversely affected if the market opportunity for advanced communications products, applications and services, including IP telephony systems, does not develop in the ways that we anticipate. Because this market opportunity is in its early stages, we cannot predict whether:

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  the demand for advanced communications products, applications, and services, including IP telephony systems, will grow as fast as we anticipate;

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  new technologies or new competitors will cause the market to evolve in a manner different than we expect; or

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  we will be able to maintain a leadership or profitable position as this opportunity develops.

  We face intense competition from our historical competitors and recent entrants into the enterprise communications market.

        Historically, our product businesses have competed against other providers of enterprise voice communications systems such as Nortel Networks Corporation, Siemens Aktiengesellschaft, Alcatel S.A. and NEC Corporation. As we focus on the development and marketing of advanced communications systems, such as IP telephony systems that converge voice, data and other traffic across a single unified network, we face intense competition from these providers of voice communications systems as well as from data networking companies such as Cisco Systems, Inc. and 3Com Corp. In addition, because the market for our products is subject to rapid technological change, as the market evolves we may face competition in the future from companies that do not currently compete in the enterprise communications market, including companies that currently compete in other sectors of the technology, communications and software industries. Competition from these potential market entrants may take many forms, including offering products and applications similar to those we offer as part of a larger, bundled offering.

        Several of these existing competitors have, and many of our future competitors may have, greater financial, personnel and capacity resources than we and as a result, these competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Competitors with greater financial resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. We cannot predict with precision which competitors may enter our markets in the future or what form such competition may take. In order to effectively compete with any new market entrant, we may need to make additional investments in our business or use more capital resources than our business currently requires.

Risks Related to Our Liquidity and Capital Resources

  If we do not continue to generate net cash flow from operations or unanticipated cash needs arise, we may not have adequate or cost-effective liquidity or capital resources.

        Our cash needs include servicing our debt, including any put obligation related to our LYONs that may arise in October 2004, funding working capital, capital expenditures, business restructuring liabilities, employee benefit obligations, the purchase price for our acquisition of a majority interest in Tata Telecom Limited and for general corporate purposes. We believe that our $1,516 million in existing cash and cash equivalents and our net cash provided by operating activities during the remainder of fiscal 2004 will be sufficient to meet these cash needs.

        If, however, we do not continue to generate net cash from operations or face unanticipated cash needs, such as the funding of a future acquisition or other capital investment, we may need to obtain external financing. Under the terms of any external financing, we may incur higher than expected financing expenses, and become subject to additional restrictions and covenants. In addition, our ability to obtain external financing is affected by the terms of our debt agreements. Our existing debt agreements include covenants that limit our ability to incur additional indebtedness. In addition, our credit facility requires us to comply with certain financial covenants. We have previously amended our credit facility several times in order to ensure our compliance with the financial covenants. If we are unable to comply with our financial covenants and cannot amend or obtain a waiver of those covenants, an event of default under the credit facility would occur. If a default occurs, the lenders under our credit facility could accelerate the maturity of our debt obligations and terminate their commitments to lend to us. Currently there are no funds drawn under our credit facility.

        Our ability to obtain external financing and, in particular, debt financing, is also affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Our corporate credit is rated B+ and our long-term senior unsecured debt is rated B by Standard & Poor's, each with a positive outlook, and our long-term senior unsecured debt is rated B2 by Moody's Investors Service with a positive outlook. These outlooks have been recently revised from stable and stable, respectively, to reflect our improved profitability in the current quarters as well as a reduction of debt, an improvement in debt protection metrics and increased balance sheet liquidity. An increase in our level of indebtedness or deterioration of our operating results, however, may cause a reduction in our current debt ratings which, along with other factors, could impair our ability to secure additional financing on acceptable terms.

Risks Related to Our Operations

  We depend on contract manufacturers to produce most of our products and if these manufacturers are unable to fill our orders on a timely and reliable basis, we will likely be unable to deliver our products to meet customer orders or satisfy their requirements.

        We have outsourced all of our manufacturing operations. Substantially all of these operations have been outsourced to Celestica Inc. Our ability to realize the intended benefits of our manufacturing outsourcing initiative depends on the willingness and ability of our contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing too much of our manufacturing. If a contract manufacturer terminates its relationship with us or is unable to fill our orders on a timely basis, we may be unable to deliver the affected products to meet our customers' orders, which could delay or decrease our revenue or otherwise have an adverse effect on our operations.

  If we are unable to protect our proprietary rights, our business and future prospects may be harmed.

        Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to protect and these measures may not provide adequate protection for our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business and future prospects because we believe that developing new products and technology that are unique to us is critical to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

        In addition, we rely on the security of our information systems, among other things, to protect our proprietary information and information of our customers. If we do not maintain adequate security procedures over our information systems, we may be susceptible to computer hacking, cyberterrorism or other unauthorized attempts by third parties to access our proprietary information or that of our customers. The failure to protect our proprietary information could seriously harm our business and future prospects or expose us to claims by our customers that we did not adequately protect their proprietary information.

Risks Related to Contingent Liabilities

  We may incur liabilities as a result of our obligation to indemnify, and to share certain liabilities with, Lucent Technologies Inc. in connection with our spin-off from Lucent in September 2000.

        Pursuant to the Contribution and Distribution Agreement, Lucent contributed to us substantially all of the assets, liabilities and operations associated with its enterprise networking businesses and distributed all of the outstanding shares of our common stock to its stockholders. The Contribution and Distribution Agreement, among other things, provides that, in general, we will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to our businesses and all contingent liabilities primarily relating to our businesses or otherwise assigned to us. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not directly identifiable with one of the parties will be shared in the proportion of 90% by Lucent and 10% by us. The Contribution and Distribution Agreement also provides that contingent liabilities in excess of $50 million that are primarily related to Lucent's businesses shall be borne 90% by Lucent and 10% by us and contingent liabilities in excess of $50 million that are primarily related to our businesses shall be borne equally by the parties.

        Please see Note 14- Commitments and Contingencies—"Legal Proceedings" included in our Quarterly Report on Form 10-Q filed with the SEC on May 12, 2004, for a description of certain matters involving Lucent for which we have assumed responsibility under the Contribution and Distribution Agreement and a description of other matters for which we are or may be obligated to indemnify or share the cost with Lucent.

        We cannot assure you we will not have to make other indemnification or cost sharing payments to Lucent in connection with these matters or that Lucent will not submit a claim for indemnification or cost sharing to us in connection with any future matter. In addition, our ability to assess the impact of matters for which we may have to indemnify or share the cost with Lucent is made more difficult by the fact that we do not control the defense of these matters.

  We may be subject to litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services.

        We cannot assure you that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction against us or our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our operating results.

        In addition, third parties have in the past, and may in the future, claim that a customer's use of our products, systems or software infringes the third party's intellectual property rights. Under certain circumstances, we may be required to indemnify our customers for some of the costs and damages related to such an infringement claim. Any indemnification requirement could have a material adverse effect on our business and our operating results.

  If the distribution does not qualify for tax-free treatment, we could be required to pay Lucent or the Internal Revenue Service a substantial amount of money.

        Lucent has received a private letter ruling from the Internal Revenue Service stating, based on certain assumptions and representations, that the distribution would not be taxable to Lucent. Nevertheless, Lucent could incur a significant tax liability if the distribution did not qualify for tax-free treatment because any of those assumptions or representations were not correct.

        We could be liable for all or a portion of any taxes owed for the following reasons. First, as part of the distribution, we and Lucent entered into a tax sharing agreement that generally allocates between Lucent and us the taxes and liabilities relating to the failure of the distribution to be tax-free. Under the tax sharing agreement, if the distribution fails to qualify as a tax-free distribution because of an issuance or an acquisition of our stock or an acquisition of our assets, or some other actions of ours, then we will be solely liable for any resulting taxes to Lucent.

        Second, aside from the tax sharing agreement, under U.S. federal income tax laws, we and Lucent are jointly and severally liable for Lucent's U.S. federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent under the tax sharing agreement, we may still be liable for all or part of these taxes if Lucent fails to pay them. These liabilities of Lucent could arise from actions taken by Lucent over which we have no control, including an issuance or acquisition of stock (or acquisition of assets) of Lucent.

WHERE TO FIND ADDITIONAL INFORMATION REGARDING AVAYA

        Avaya files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that Avaya files with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at l-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Avaya's SEC filings are also available to the public through the SEC's web site at http://www.sec.gov and through Avaya's web site at http://www.avaya.com.

        The SEC allows us to incorporate by reference the information that we file with them into this document. This means that we can disclose important information to you by referring you to other documents previously filed separately with the SEC, including Avaya's annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this document, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus. Any information that we file with the SEC, specifically, those documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than Regulation FD and/or Regulation G disclosure furnished under Item 9 and/or Item 12 of a Current Report on Form 8-K (or, if amended, the appropriate Items relating to such disclosures) and exhibits relating to such disclosures, unless otherwise specifically stated in any such Current Report on Form 8-K), after the initial filing of the registration statement that contains this prospectus and prior to the time that the Trust sells all of the securities offered by this prospectus, will be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus and any previously filed document.

        The following documents have been filed by Avaya with the SEC (File No. 1-15951) and are incorporated by reference into this prospectus:

  1.
  Annual Report on Form 10-K for the fiscal year ended September 30, 2003;

  2.
  Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2003;

  3.
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

  4.
  Current Report on Form 8-K dated November 25, 2003, filed December 10, 2003;

  5.
  Current Report on Form 8-K dated January 30, 2004, filed February 2, 2004;

  6.
  Current Report on Form 8-K/A dated November 25, 2003, filed February 9, 2004;

  7.
  Current Report on Form 8-K dated February 12, 2004, filed February 12, 2004 (Items 5 and 7 only);

  8.
  Current Report on Form 8-K dated May 14, 2004, filed May 14, 2004; and

  9.
  The description of our common stock contained in our registration statement on Form 10 filed on June 20, 2000, as amended by Amendment No. 1 to Form 10 filed on August 9, 2000, Amendment No. 2 to Form 10 filed on September 6, 2000 and Amendment No. 3 to Form 10 filed on September 14, 2000, and including any amendment or report subsequently filed for the purpose of updating the description.

        Copies of the above documents, along with exhibits specifically incorporated by reference into this prospectus may be obtained without charge from the Office of the Corporate Secretary, Avaya Inc., 211 Mount Airy Road, Basking Ridge, New Jersey 07920 (telephone number: (908) 953-6000).

        No person is authorized to give any information or represent anything not contained in this prospectus and any accompanying prospectus supplement. The securities are only being offered in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Avaya's business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus and the documents that we incorporate by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public.

        Any or all of our forward-looking statements in this prospectus and the documents that we incorporate by reference may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many of these factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed and actual future results may vary materially.

        Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to read any further disclosures we make on related subjects in our Form 10-K, Form 10-Q and Form 8-K reports to the SEC. Also note that under the caption "Risk Factors," we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in "Risk Factors," including factors described as risks in our filings with the SEC, could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

        The risks and uncertainties referred to above include, but are not limited to:

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  price and product competition,

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  rapid technological development,

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  dependence on new product development,

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  the mix of our products and services,

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  customer demand for our products and services,

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  risks related to inventory, including warranty costs, obsolescence charges, excess capacity and material and labor costs,

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  the ability to successfully integrate acquired companies,

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  the ability to attract and retain qualified employees,

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  control of costs and expenses,

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  the ability to form and implement alliances,

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  the economic, political and other risks associated with international sales and operations,

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  U.S. and non-U.S. government regulation,

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  general industry and market conditions and growth rates, and

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  general domestic and international economic conditions including interest rate and currency exchange rate fluctuations.

THE OFFERING

        The shares offered hereby were acquired by the Trust pursuant to a Stock Contribution Agreement, dated May 24, 2004, between Avaya Inc. and U. S. Trust Company, National Association ("U. S. Trust"). The number of shares contributed to the Trust was determined by dividing $111 million by the average of the opening and closing prices of our common stock on the New York Stock Exchange on the last full trading day that immediately preceded the closing of the contribution under the Stock Contribution Agreement.

USE OF PROCEEDS

        The proceeds from the sale of the shares being offered are for the account of the Trust. Avaya will not receive any proceeds from the sale of the shares sold pursuant to this prospectus.

SELLING STOCKHOLDER

        The Trust is a part of, and was formed on behalf of, the pension plan to hold certain assets of the pension plan in segregated accounts. The pension plan and the Trust are intended to be tax-qualified within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended ("Code"). The Trust is funded by Avaya contributions, which are held for the sole benefit of plan participants and beneficiaries and which pay for proper expenses of plan administration.

        Prior to the contribution of the shares to the Trust, the Trust did not own any shares of our common stock. As of the date of this prospectus, the Trust beneficially owned 6,959,248 shares of our outstanding common stock. The Trust may sell up to 6,959,248 shares of our common stock pursuant to this offering. We cannot estimate the number of shares of our common stock that the Trust will hold in the future.

        U. S. Trust serves as investment manager of the segregated account in the Trust in accordance with an Investment Management Agreement with Avaya and the Avaya Inc. Investment Committee, the named fiduciary for the pension plan. U. S. Trust is responsible for the management of the shares offered by this prospectus, including all decisions relating to a sale of the shares. U. S. Trust will receive customary compensation for serving as the investment manager.

PLAN OF DISTRIBUTION

        The Trust may offer the shares from time to time, depending on market conditions and other factors, in one or more transactions on the New York Stock Exchange or any other national securities exchange or automated interdealer quotation system on which shares of our common stock are then listed, through negotiated transactions or otherwise. The shares will be sold at prices and on terms then prevailing, at prices related to the then-current market price or at negotiated prices. The shares may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Sales of the shares may involve:

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  sales to underwriters who will acquire shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at the time of sale;

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  block transactions in which the broker or dealer engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker or dealer as principal and resale by the broker or dealer for its account; or

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  ordinary brokerage transactions and transactions in which a broker solicits purchasers.

        The Trust and/or purchasers of the shares may pay brokers and dealers for selling shares. These payments may be in the form of underwriting discounts, concessions or commissions. The Trust and any broker dealer who sells or assists the Trust in selling the shares may be deemed an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If they are deemed to be underwriters, any brokerage commissions or discounts may be deemed to be underwriting discounts and commissions under the Securities Act. We will file, as necessary, a prospectus supplement when the Trust notifies us that it has entered into an arrangement with an underwriter, broker or dealer for the sale of shares. The prospectus supplement will disclose certain material information, including:

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  the number of shares being offered;

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  the terms of the offering;

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  any discounts, commissions or other compensation paid to underwriters, brokers or dealers;

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  the public offering price;

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  any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers; and

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  other material terms of the offering.

        In order to comply with securities laws of certain jurisdictions, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares may not be sold unless the shares have been registered or qualified for sale in these jurisdictions, or an exemption from registration or qualification is available and complied with. The Trust and any other persons participating in the sales of the shares pursuant to this prospectus may be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under such Act.

        As of the date of this prospectus, there are no selling arrangements between the Trust and any underwriter, broker or dealer. The Trust may also sell shares in reliance upon Rule 144 of the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144, rather than under this prospectus.

        We will not receive any of the proceeds from the sale of the shares by the Trust. We will bear the costs of registering the shares under the Securities Act, including the registration fee under the Securities Act, accounting fees, printing fees, fees and disbursements of our counsel, and certain fees and disbursements of counsel to U. S. Trust. The Trust will be responsible for underwriting discounts, brokerage fees and commissions, if any, incurred in connection with the sale of shares.

        We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part until the earlier of (a) the date on which all of the shares registered under the registration statement of which this prospectus is a part are sold and (b) the second anniversary of the date of the contribution under the Stock Contribution Agreement.

        The pension plan is a "pension plan" as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Prohibited transactions under Title I of ERISA and Section 4975 of the Code, could arise if, absent an available exemption, a person or entity which is a "party in interest," as defined under ERISA, or a "disqualified person," as defined under the Code, were to purchase any of the shares being offered by the Trust. Any such potential purchaser should consult with counsel to determine whether an exemption is available with respect to any such purchase.

LEGAL MATTERS

        The validity of the securities offered in this prospectus, as well as certain other legal matters, will be passed upon by Pamela F. Craven, Esq., Senior Vice President, Secretary and General Counsel of

Avaya. As of May 10, 2004, Pamela F. Craven owned 83,246 shares of Avaya common stock in a deferred share account, 126,749 restricted stock units of Avaya's common stock and options to purchase 1,355,000 shares of Avaya's common stock.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Current Report on Form 8-K filed February 12, 2004 of Avaya Inc. for the year ended September 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

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TABLE OF CONTENTS
SUMMARY DESCRIPTION OF AVAYA
RISK FACTORS
WHERE TO FIND ADDITIONAL INFORMATION REGARDING AVAYA
FORWARD-LOOKING STATEMENTS
THE OFFERING
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS